UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OFF 1934

For the Fiscal Year Ended December 31, 2003

CUMMINS INC.
(Name of issuer of the securities held pursuant to the plan)

Indiana (State or other Jurisdiction of Incorporation)	1-4949 (Commission File Number)	35-0257090 (I.R.S. Employer Identification No.)

500 Jackson Street
P. O. Box 3005
Columbus, IN  47202-3005
(Principal Executive Office)  (Zip Code)

(812) 377-5000
(Registrant's telephone number, including area code)

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003 AND 2002

(Full title of the plan)

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003 AND 2002

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

TABLE OF CONTENTS

DECEMBER 31, 2003 AND 2002

Page
Independent Auditor's Report....................................................................................................................	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 .............................	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003.......	3

Notes to Financial Statements.........................................................................................................	4 - 8

Supplemental Schedules*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)............................................................	9

* As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust"), the schedules of assets (held at end of year), at December 31, 2003 and of reportable transactions for the year ended December 31, 2003 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

100 North Walnut Street - Seymour, Indiana 47274
(812) 522-8416 - FAX (812) 523-8615
email address:  blue@blueandco.com

INDEPENDENT AUDITOR'S REPORT

To the Benefits Policy Committee and
 Participants of the Cummins Inc. and
 Affiliates Retirement and Savings Plan for Consolidated
 Diesel Company, Inc. Employees
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan's management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                /s/ BLUE & CO., LLC
                                                                                                BLUE & CO., LLC

June 15, 2004

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
Assets:
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value	$ 37,108,710	$ 29,749,200
Participant loans	1,853,110	1,749,834
Total investments	38,961,820	31,499,034

Receivables:
Employer contributions	537,297	543,096
Employee contributions	(529)	338
Total receivables	536,768	543,434

Total assets	39,498,588	32,042,468

Liabilities:
Excess contributions refundable	6,810	12,074

Net assets available for benefits	$ 39,491,778	$ 32,030,394

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

Additions:
Contributions:
Employer	$ 1,302,201
Employee	2,626,370
Plan interest in Cummins Inc. and Affiliates Retirement
and Savings Plans Master Trust investment income	5,820,655
Interest income	103,584

Total additions	9,852,810

Deductions:
Benefits paid to participants	2,391,426

Net increase in net assets available for benefits	7,461,384

Net assets available for benefits:
Beginning of year	32,030,394

End of year	$ 39,491,778

See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.   DESCRIPTION OF THE PLAN

The following description of the Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the "Company").  Eligible employees are employees of Consolidated Diesel Company, Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust") holds the assets of the Plan and the following Company-sponsored plans:

  Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for ONAN Corporation Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees; and

  Nelson Retirement and Savings Plan

The trustee for the Master Trust is The Vanguard Group.

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions.  Participants may direct their contributions in any of thirteen investment options, including Cummins Inc. common stock.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Matching Contributions

The Company matches participant contributions in amounts ranging from 50% of the first $1,800 of participant wages contributed to 50% of the first 6%, or 50% of the first 2% of participant wages contributed, based on the participant's employing company, as defined.  The matching contribution is made in the form of cash.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings.  Allocations of Plan earnings are made daily and are based upon the participant's weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2.  The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon.  Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account.  The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant's account balance.  Loans are secured by the participant's account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments

The Plan's investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund.  The fixed income fund consists primarily of insurance contracts and bank investment contracts with various insurance companies and is stated at contract value as the investments are fully benefit-responsive.  The contract values represent contributions made under the contracts, plus earnings, less withdrawals and administrative expenses.  Withdrawals or transfers from the fund are valued at contract value.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan's investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

3.   INVESTMENTS IN MASTER TRUST

The Plan's investments are held in the Master Trust.  The assets of the Master Trust are held by The Vanguard Group.  At both December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was 3.8%.  The following investments are held by the Master Trust as of December 31:

	2003	2002

Cummins Inc. common stock fund	$ 83,780,208	$ 74,572,906
Cummins Inc. common stock - ESOP fund
(non-participant directed)	75,374,821	52,891,154
Fixed income fund	312,524,095	284,260,001
Registered investment companies	502,915,326	374,857,991

Total	$ 974,594,450	$ 786,582,052

The fixed income fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts maturing through 2008.  The contracts have varying yields and crediting interest rates which averaged 4.5 percent and 5.3 percent during the years ended December 31, 2003 and 2002, respectively.  The crediting interest rates adjust on varying intervals by contract.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The contracts' aggregate fair values exceed the reported contract values by approximately $2,235,000 at December 31, 2003.

Investments that represent 5% of more of the Master Trust's assets are separately identified as follows:

	2003	2002

Vanguard Wellington Fund	$ 172,362,635	$ 146,025,314
Cummins Inc. common stock	159,155,029	127,464,060
Vanguard Institutional Index Fund	142,720,301	105,688,631
Vanguard US Growth Fund	68,300,899	53,074,811
Vanguard Explorer Fund	44,930,828	26,645,611
Other	387,124,758	327,683,625

Total	$ 974,594,450	$ 786,582,052

CUMMINS INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR CONSOLIDATED DIESEL COMPANY, INC. EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Investment income for the Master Trust for the year ended December 31, 2003 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. common stock	$ 45,636,185
Cummins Inc. common stock - ESOP fund
(non-participant directed)	41,004,102
Registered investment companies	95,281,121

Interest	14,405,450
Dividends	2,445,642
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	2,230,032

Additional information about the changes in net assets of the Master Trust for the year ended December 31, 2003 relating to non-participant directed investments is as follows:

Contributions	$ 10,256,448
Benefits paid to participants	3,140,236
Transfers to participant-directed investments	19,664,540

4.   TAX STATUS

The Plan received a favorable determination letter dated September 11, 2002 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code").  The Plan has been amended since receiving that determination letter.  The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by The Vanguard Group, and shares of Cummins Inc.  The Vanguard Group is the trustee of the Master Trust and Cummins Inc. is the Plan Sponsor; therefore, transactions with these parties qualify as party-in-interest transactions.

6.   Contingency

The Plan is currently undergoing an audit by the Internal Revenue Service for plan years 1999 through 2001.  As this audit is not yet complete, the financial statements do not reflect any potential liability related to this audit.  In addition, the Company is not aware of any potential plan disqualification issues that have arisen during this audit.